                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           IDS Life Insurance Company
 ...............................................................................
             (Exact name of registrant as specified in its charter)

                                    Minnesota
 ...............................................................................
         (State or other jurisdiction of incorporation or organization)

                                       63
 ...............................................................................
            (Primary Standard Industrial Classification Code Number)

                                   41-0823832
 ...............................................................................
                      (I.R.S. Employer Identification No.)

            IDS Tower 10, Minneapolis, MN 55440-0010, (612) 671-3131
 ..............................................................................
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

 Bruce Kohn, Counsel, IDS Life Insurance Company, IDS Tower 10, Minneapolis, Minnesota 55440-0010, (612) 671-2221
 ..............................................................................
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of the Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

Calculation of Registration Fee

---------------------- -------------------- --------------------- --------------------- --------------------

 Title of each class      Amount to be        Proposed maximum      Proposed maximum         Amount of
 of securities to be       registered        offering price per    aggregate offering    registration fee
     registered                                     unit                 price
---------------------- -------------------- --------------------- --------------------- --------------------

Portfolio Guaranteed            *                    *                  $338,983               $100
Term Annuity

*The maximum aggregate offering price is estimated solely for the purpose of determining the registration fee. The amount being registered and the proposed maximum offering price per unit are not applicable in that these securities are not issued in predetermined amounts or units.

                              IDS LIFE ACCOUNT MGA
          GROUP AND INDIVIDUAL MARKET VALUE ANNUITY CONTRACTS ISSUED BY
                           IDS LIFE INSURANCE COMPANY

                              Cross-Reference Sheet
                           Pursuant to Regulation S-K
                                   Item 501(b)

Form S-1 Item Number and Caption                                  Location in Prospectus

1.   Forepart of the Registration Statement and
     Outside Front Cover Page of Prospectus.......................Outside Front
     Cover

2.   Inside Front and Outside Back Cover Pages of
     Prospectus...................................................Table of Contents

(inside front cover)

3.   Summary Information, Risk Factors and
     Ratio of Earnings to Fixed Charges...........................The Portfolio Guaranteed Term Annuity
                                                                  in brief, Not Applicable

4.   Use of Proceeds..............................................Investments by IDS Life

5.   Determination of Offering Price..............................Not Applicable

6.   Dilution.....................................................Not Applicable

7.   Selling Security Holders.....................................Not Applicable

8.   Plan of Distribution.........................................Distribution of contracts

9.   Description of Securities to Be Registered...................Description of contracts

10.  Interests of Named Experts and Counsel.......................Not Applicable

11.  Information with Respect to the
     Registrant...................................................The Company; Directors and executive officers; Executive compensation;
                                                                  Security ownership of management;
                                                                  Legal proceedings and opinion; and
                                                                  Financial statements

12. Disclosure of Commission Position on Indemnification
    for Securities Act Liabilities...............................See Item 14 in Part II

                                     PART I.

                       INFORMATION REQUIRED IN PROSPECTUS

Attached hereto and made a part hereof is the Prospectus.

Portfolio Guaranteed Term Annuity
Prospectus, __________________, 1998


This prospectus describes interests in a group market value annuity contract and individual market value annuity contracts offered by IDS Life Insurance Company (IDS Life) to members of a wrap-fee program sponsored by American Express Financial Advisors Inc. (AEFA) under which this contract is made available for non-tax qualified and tax qualified purchases. Participation in a group contract will be accounted for separately by the issuance of a certificate showing your interest under the group contract. Participation in an individual contract is shown by the issuance of an individual annuity contract. The certificate and the individual contract are both referred to as the "contract."

Further details about the wrap-fee program are outlined in the client service agreement for the program and in AEFA's Part II to Form ADV, including the Schedule H that is filed with the Part II materials. You may obtain these materials by calling 612-671-3131. Please remember: (1) you cannot purchase this product unless you pay an annual wrap fee; (2) if your participation in the wrap-fee program is terminated, you will no longer qualify for this contract and your contract will be terminated and subject to a market value adjustment; and
(3) if your contract is terminated, you will be given the option of exchanging into another annuity product, which may contain higher fees, a lower guaranteed interest rate and a surrender charge.

A similar product is available outside of the wrap-fee program under which this contract is made available. Depending on your individual circumstances, it may be to your benefit to purchase the similar product that is available outside of the wrap-fee program. Please consult your financial advisor or call the telephone number below for more information.

IDS Life may offer this contract in the following tax qualified programs: (1) plans qualified under Section 401(a), 401(k) or 403(a) of the Internal Revenue Code of 1986, as amended (the Code); (2) annuity purchase plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Code; (3) individual retirement annuities (IRAs), SIMPLE IRAs and Simplified Employee pension (SEP) Plans eligible under Section 408 of the Code; and (4) deferred compensation plans under Section 457 of the Code.

A minimum purchase payment of at least $5,000 must accompany the application for a contract. No additional payment is permitted under a contract. The accumulation value will be guaranteed by the general assets of IDS Life. IDS Life generally intends to invest funds received in relation to contracts in a variety of debt instruments having price durations which tend to match the applicable contract.

IDS Life Account MGA
Group and Individual Market
Value Annuity Contracts

Sold by:
IDS Life Insurance Company
IDS Tower 10
Minneapolis, MN 55440-0010
Telephone: 800-437-0602

These securities may be subject to a substantial market value adjustment if not held to the renewal date which could result in your receipt of less than your original purchase payment.

For renewal guarantee periods, the renewal interest rate will be declared by IDS Life based on various factors. It may be higher or lower than the previous guaranteed interest rate.

The minimum guaranteed renewal interest rate is 3%.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

IDS Life is not a bank or financial institution, and the securities it offers are not deposits or obligations of, backed or guaranteed or endorsed by any bank or financial institution nor are they insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency. Investments in this annuity involve investment risk including the possible loss of principal.

Table of contents                                                          Page

The Portfolio Guaranteed Term Annuity in brief..................................

Key terms.......................................................................

Description of contracts........................................................
General.........................................................................
Application and purchase payment................................................
Right to cancel.................................................................
Guarantee periods...............................................................
Surrenders......................................................................
Market value adjustment.........................................................
Premium taxes...................................................................
Death benefit prior to settlement...............................................
Statement.......................................................................
Electing the settlement date and form of annuity................................

Amendment, distribution, assignment and termination of contracts................
Amendment of contracts..........................................................
Distribution of contracts.......................................................
Assignment of contracts.........................................................
Termination of contracts........................................................

Federal tax considerations......................................................

The Company.....................................................................
Business........................................................................
Investments by IDS Life.........................................................
Selected financial data.........................................................
Management's discussion and analysis of consolidated
financial condition and results of operations...................................

Directors and executive officers................................................
Executive compensation..........................................................
Security ownership of management................................................

Legal proceedings and opinion...................................................

Experts.........................................................................

Appendix A - Partial surrender illustration.....................................

Appendix B - Market value adjustment illustration...............................

IDS Life financial information..................................................

The Portfolio Guaranteed Term Annuity in brief

Contracts: IDS Life is offering group and individual market value annuities to members of a wrap-fee program sponsored by AEFA under which this contract is made available for non-tax qualified and tax qualified purchases. IDS Life is a wholly owned subsidiary of American Express Financial Corporation, which itself is a wholly owned subsidiary of American Express Company. As described in this prospectus, market value annuity contracts have a guaranteed interest rate that is credited to the purchase payment when it is held to the end of the guarantee period (the renewal date). Surrenders before the renewal date are subject to a market value adjustment.

Guarantee periods: When a payment is made under an application, the applicant selects a guarantee period from among those then offered by IDS Life. During this guarantee period, the purchase payment earns interest at the applicable guaranteed interest rate as established by IDS Life. Interest is credited on a daily basis and the interest credited earns interest at the applicable guaranteed interest rate as established by IDS Life. (p. )

Renewal guarantee periods: At the end of each guarantee period, a renewal guarantee period of one year will begin, unless the owner elects a different duration. The owner must elect the length of a renewal guarantee period during the 30 days before the end of the previous guarantee period. Failure to make an election will result in an automatic renewal for a period of one year. As of the first day of each renewal guarantee period the renewal value will earn interest at the then applicable renewal guaranteed interest rate and the interest credited will earn interest at the then applicable renewal guaranteed interest rate. (p. )

Surrenders: Subject to certain restrictions, partial or total surrenders are permitted without a surrender charge. We may defer payment of any surrender for a period up to 6 months from the date we receive notice of surrender or the period permitted by state law, if less. A deferral of payment will not be for a period greater than 7 days except under extraordinary circumstances. We will pay annual interest of at least 3% of any amounts deferred for more than 30 days during such period if we choose to exercise this deferral right. (p. )

Market value adjustment: Surrenders may be subject to a market value adjustment. A market value adjustment will be applied when the surrender occurs before the renewal date. No market value adjustment will be applied to any surrender effective as of the end of a guarantee period. The market adjusted value will reflect the relationship, at the time of surrender, between the rate we then are crediting on purchase payments to new contracts with the same durations as the time remaining in the guarantee period, and the guaranteed interest rate applicable to that contract. Generally, significant factors affecting the amount of the market value adjustment are the level of interest rates on investments that are similar to those supporting current contract purchase payments and the time remaining to the end of the guarantee period. The market adjusted value is sensitive, therefore, to changes in current interest rates. The level of the market value adjustment is dependent on the current interest rate at the time of surrender. The market value adjustment may increase or decrease the value of this investment before the renewal date. It is possible that the amount you receive on surrender would be less than your original purchase payment if interest rates increase. Also, if interest rates decrease, the amount you receive on surrender may be more than your original purchase payment and accrued interest. The market adjusted value also affects settlements under an annuity payment plan. (p. )

Premium taxes: We reserve the right to deduct applicable premium taxes from the accumulation value of the contract. State premium taxes range from 0 to 3.5% of the gross purchase payments. (p. )

Death benefit prior to settlement: The contract provides for a guaranteed death benefit. In the event of the death of the annuitant or owner prior to the settlement date, IDS Life will pay to the owner or beneficiary the death benefit in lieu of any other payment under the contract. The amount of the death benefit will equal the accumulation value. (p. )

Electing the settlement date and form of annuity: On the settlement date specified by the owner, IDS Life will pay the owner a lump sum payment or start to pay a series of payments. A series of payments may be elected under certain annuity plans. (p. )

Key terms

In this prospectus, "we", "us" and "IDS Life" refer to IDS Life Insurance Company and "you" and "yours" refer to an owner who has been issued a contract and is a member of a wrap-fee program sponsored by AEFA under which this contract is made available.

These terms can help you understand details about your annuity:

Accumulation value - The value of the purchase payment plus interest credited, adjusted for any surrenders.

Annuitant - The person on whose life monthly annuity payments depend.

Annuity  -  A  contract   purchased  from  an  insurance   company  that  offers
tax-deferred growth of the purchase payment until earnings are withdrawn.

Cash surrender value - The market adjusted value is the cash surrender value. On the last day of a guarantee period, the cash surrender value is the accumulation value.

Contract anniversary - The same day and month as the contract date each year that the contract remains in force.

Contract date - The effective date of the contract as designated in the contract.

Current interest rate - The applicable interest rate contained in a schedule of rates established by us from time to time for various guarantee periods.

Initial guarantee period - The period during which the initial guarantee rate will be credited.

Initial guarantee rate - The rate of interest credited to the purchase payment during the initial guarantee period.

Market adjusted value - The accumulation value adjusted by the market adjusted value formula, on any date before the end of the guarantee period.

Market value adjustment - The market adjusted value minus the accumulation value.

Owner - The person or entity to whom the annuity contract is issued.

Purchase payment - Payment made to IDS Life for an annuity.

Renewal date - The first day of a renewal guarantee period. It will always be on a contract anniversary.

Renewal guarantee period - A renewal guarantee period will begin at the end of each guarantee period.

Renewal guarantee rate - The rate of interest credited to the renewal value during the renewal guarantee period.

Renewal value - The accumulation value at the end of the current guarantee period.

Settlement - The application of contract value to provide annuity payments. If the settlement date is not the last day of a guarantee period, we apply the market adjusted value of the contract. On the last day of a guarantee period, we apply the accumulation value of the contract.

Settlement date - The date on which annuity payments are to begin.

Written request - A request in writing signed by you and delivered to us at our corporate office.

Description of contracts

General

This prospectus describes interests in market value annuities offered by IDS Life to members of a wrap-fee program sponsored by AEFA under which this contract is made available for non-tax qualified and tax qualified purchases. The contracts may be offered in the following tax qualified programs: (1)
Section 401(a), 401(k) and 403(a) plans; (2) Section 403(b) plans; (3) IRAs, SIMPLE IRAs and SEPs; and (4) deferred compensation plans.

As described in this prospectus, the contracts have a guaranteed interest rate that is credited to a purchase payment in the contract when the purchase payment is held to its renewal date. Surrenders prior to the renewal date are subject to a market value adjustment.

Application and purchase payment

To apply for a contract, you must complete an application and make a minimum purchase payment of $5,000. For individuals age 90 and younger, the maximum purchase payment is $1,000,000 without prior approval. This limit applies in total to all IDS Life annuities you own. If you purchase the contract to fund a tax qualified plan, that plan's limit on contributions also will apply.

We will return an improperly completed application, along with the corresponding purchase payment, five business days after we receive it if the application has not, by that time, been properly completed.

A payment is credited to a contract on the date we receive a properly completed application at our Minneapolis office along with the purchase payment. Interest is earned the next day. IDS Life then issues a contract and confirms the purchase payment in writing.

Right to cancel

State or federal law may give you the right to cancel the contract within a specific period of time after receipt of the contract and receive a refund of the entire purchase payment. For revocation to be effective, mailing or delivery of notice of cancellation must be made in writing to our corporate office at the following address: IDS Life Insurance Company, Attn: Transactions, P.O. Box 534, Minneapolis, MN 55440-0534.

Guarantee periods

The owner selects the duration of the guarantee period from among those durations we offer. As of the date of this prospectus, we are offering guarantee periods with annual durations from one to 10 years; however, the guarantee periods we offer in the future could be different. The duration selected will determine the guaranteed interest rate and the purchase payment (less surrenders made and less applicable premium taxes, if any) will earn interest at this guaranteed interest rate during the entire guarantee period. All interest earned will be credited daily; this compounding effect is reflected in the guaranteed interest rate.

Below is an illustration of how we will credit interest during the guarantee period. For the purpose of this example, we have made the assumptions as indicated.

Example of guaranteed rate of accumulation

Beginning account value: $50,000
Guaranteed period: 10 years
Guaranteed rate: 6% annual effective rate

                        Interest credited to the         Cumulative interest
         Year           account during year              credited to the account
          1                  $3,000.00                        $ 3,000.00
          2                   3,180.00                          6,180.00
          3                   3,370.80                          9,550.80
          4                   3,573.05                         13,123.85
          5                   3,787.43                         16,911.28
          6                   4,014.68                         20,925.96
          7                   4,255.56                         25,181.51
          8                   4,510.89                         29,692.40
          9                   4,781.54                         34,473.95
          10                  5,068.44                         39,542.38

Guaranteed accumulation value at the end of 10 years is:
$50,000 + $39,542.38 = $89,542.38

Note: This example assumes no surrenders of any amount during the entire ten-year period. A market value adjustment applies to any interim surrender. (See Surrenders). The hypothetical interest rates are illustrative only and are not intended to predict future interest rates to be declared under the contract. Actual interest rates declared for any given time may be more or less than those shown.

Renewal guarantee periods: At the end of any guarantee period, a renewal guarantee period will begin. We will notify you in writing about the renewal guarantee periods available before the renewal date. This written notification will not specify the interest rate for the renewal value. You may elect in writing, during the 30-day period before the end of the guarantee period, a renewal guarantee period of a different duration from among those we offer at that time. If no election is made, we will automatically apply the renewal value to a guarantee period of one year. In no event may renewal guarantee periods extend beyond the settlement date then in effect for the contract. For example, if the annuitant is age 62 at the end of a guarantee period and the settlement date for the annuitant is age 65, a three-year guarantee period is the maximum guarantee period that may be selected under the contract. The renewal value will then earn interest at a guaranteed interest rate that we have declared for such duration. We may declare new schedules of guaranteed interest rates as frequently as daily.

At the beginning of any renewal guarantee period, the renewal value will be the accumulation value at the end of the guarantee period just ending. The renewal value is guaranteed by our general assets. This amount will earn interest for the renewal guarantee period at the then applicable guaranteed interest rate for the period selected, that may be higher or lower than the previous guaranteed interest rate.

At your written request, we will notify you of the renewal guarantee rates for the periods then available. You also may call us to inquire about renewal guarantee rates.

Establishment of guaranteed interest rates: The guaranteed interest rate for a chosen guarantee period will be known at the time a purchase payment is received or an accumulation value is renewed. We will send a confirmation that will show the amount and the applicable guaranteed interest rate. The minimum guaranteed interest rate for renewal values is 3% per year. The rate on renewal values will be equal to or greater than the rate credited on new comparable purchase payments at that time.

IDS Life has no specific formula for determining the rate of interest that it will declare as guaranteed interest rates in the future. We will declare the guaranteed interest rates from time to time based on our analysis of current market conditions. (See Investments by IDS Life). In addition, IDS Life also may consider various other factors in determining guaranteed interest rates for a given period, including regulatory and tax requirements; sales commission and administrative expenses we bear; general economic trends; and competitive factors. IDS Life management will make the final determination as to the guaranteed interest rates to be declared. We cannot predict nor can we guarantee future guaranteed interest rates above the 3% rate.

Surrenders

General: Subject to certain tax law and retirement plan restrictions noted below, total and partial surrenders may be made under a contract at any time.

In the case of all surrenders, the accumulation value will be reduced by the amount surrendered on the surrender date and that amount will be payable to the owner. The accumulation value also will be either reduced or increased by any market value adjustment applicable to the surrender. IDS Life will, on request, inform you of the amount payable in a total or partial surrender. Any total or partial surrender may be subject to tax and tax penalties. Surrenders from certain tax qualified contracts also may be subject to 20% income tax withholding. (See Federal tax considerations.)

Tax-sheltered annuities: The Code imposes certain restrictions on an owner's right to receive early distributions attributable to salary reduction contributions from a contract purchased for a retirement plan qualified under
Section 403(b) of the Code as a tax-sheltered annuity (TSA).

Distributions attributable to salary reduction contributions made after Dec. 31, 1988, plus the earnings on them, or to transfers or rollovers of such amounts from other contracts may be made from the TSA contract only if the owner has attained age 59-1/2, has become disabled as defined in the Code, has separated from the service of the employer that purchased the contract or has died.

Additionally, if the owner should encounter a financial hardship (within the meaning of the Code), he or she may receive a distribution of all contract values attributable to salary reduction contributions made after Dec. 31, 1988, but not of the earnings on them.

Even though a distribution may be permitted under these rules (e.g., for hardship or after separation from service), it may nonetheless be subject to a 10% IRS penalty tax (in addition to income tax) as a premature distribution and to 20% income tax withholding. (See Federal tax considerations.)

These restrictions do not apply to transfers of contract value to another TSA investment vehicle available through the employer.

Partial surrenders: Unless we agree otherwise, the minimum amount you may surrender is $250. You cannot make a partial surrender if it would reduce the accumulation value of your annuity to less than $2,000.

You may request the net check amount you wish to receive. We will determine how much accumulation value needs to be surrendered to yield the net check amount after any applicable market value adjustment.

A partial surrender request not exceeding $50,000 may be made by telephone. We have the authority to honor any telephone partial surrender request believed to be authentic and will use reasonable procedures to confirm that they are. This includes asking identifying questions and tape recording calls. As long as reasonable procedures are followed, neither IDS Life nor its affiliates will be liable for any loss resulting from fraudulent requests. At times when the volume of telephone requests is unusually high, we will take special measures to ensure that your call is answered as promptly as possible. A telephone surrender request will not be allowed within 30 days of a phoned-in address change.

Total surrenders: We will compute the value of your contract at the close of business after we receive your request for a complete surrender. We may ask you to return the contract.

Payment on surrender: We may defer payment of any partial or total surrender for a period not exceeding 6 months from the date we receive your notice of surrender or the period permitted by state insurance law, if less. Only under extraordinary circumstances will we defer a surrender payment more than 7 days, and if we defer payment for more than 30 days, we will pay annual interest of at least 3% on the amount deferred. While all circumstances under which we could defer payment upon surrender may not be foreseeable at this time, such circumstances could include, for example, our inability to liquidate assets due to a general financial crisis. If we intend to withhold payment more than 30 days, we will notify you in writing.

NOTE:  You will be charged a fee if you request express mail delivery.

Market value adjustment

The accumulation value, including the interest credited, is guaranteed if the contract is held until the end of the guarantee period. However, a market value adjustment will be applied if a surrender occurs prior to the end of the guarantee period. The market adjusted value also affects settlements under an annuity payment plan occurring at any time other than the last day of a guarantee period.

The market adjusted value is your accumulation value (purchase payment plus interest credited minus surrenders) adjusted by a formula. The market adjusted value reflects the relationship between the guaranteed interest rate on your contract and the interest rate we are crediting on new Portfolio Guaranteed Term Annuity contracts with guarantee periods that are the same as the time remaining in your guarantee period.

The market adjusted value is sensitive to changes in current interest rates. The difference between your accumulation value and market adjusted value on any day will depend on our current schedule of guaranteed interest rates on that day, the time remaining in your guarantee period and your guaranteed interest rate.

Upon surrender your market adjusted value may be greater than your contract's accumulation value, equal to it or less than it depending on how the guaranteed interest rate on your contract compares to the interest rate of a new Portfolio Guaranteed Term Annuity for the same number of years as the guarantee period remaining on your contract.

Relationship between your contract's guaranteed rate and new contract for the same number of years as the guaranteed period remaining on your contract:

If your annuity rate is:                    Your market adjusted value will be:
greater than the new annuity rate + .25%    greater than your accumulation value
equal to the new annuity rate + .25%        equal to your accumulation value
less than the new annuity rate + .25%       less than your accumulation value

For example, assume you bought a contract with a guarantee period of 10 years and a guaranteed interest rate of 4.5% annually. Assume that after 3 years you decide to surrender your contract (you have 7 years left in your guarantee period). If the current interest rate we are offering on new Portfolio Guaranteed Term Annuity contracts with 7-year guarantee periods is 5%, your market adjusted value will be lower than your accumulation value. On the other hand, if the current interest rate we are then offering on new Portfolio Guaranteed Term Annuity contracts with 7-year guarantee periods is 4%, your market adjusted value will be higher than your accumulation value.

Market adjusted value formula:

Market adjusted value =              (Renewal value)
                                 _______________________
                                 (1 + ic + .0025)(N + t)

Renewal value -- The accumulation value at the end of the current guarantee period

        ic         -- The current  interest  rate  offered for new  Portfolio
                      Guaranteed Term Annuity contract sales and renewals for the number of years remaining in the guarantee period

         N         -- The number of complete contract years to the end of the current guarantee period

         t         -- The fraction of the contract year  remaining to the end of the contract year (for example, if 180 days remain in a 365 day contract year, t would be .493)

The current guaranteed interest rate (ic) is declared by us periodically. It is the rate we are then paying on purchase payments and renewals paid under this class of contracts for guarantee period durations equaling the remaining guarantee period duration of the contract to which the formula is being applied. If the remaining guarantee period is a number of complete years, the specific complete year guarantee rate will be used. If the remaining guarantee period is less than 1 year, the one year guarantee rate will be used. If the remaining guarantee period is a number of complete years plus fractional years, the rate will be determined by straight line interpolation between the two years' rates. For example, if the remaining guarantee period duration is 8.5 years, and the current guaranteed interest rate for 8 years is 4% and for 9 years is 5%, IDS Life will use a guaranteed interest rate of 4.5%.

Market value adjustment formula:

Market value adjustment = Market adjusted value less accumulation value

For an illustration showing an upward and downward adjustment, see Appendix B.

Premium taxes

We reserve the right to deduct an amount from the accumulation value of the contract at the time that any applicable premium taxes not previously deducted are payable. If a tax is payable at the time of the purchase payment and we choose to not deduct it at that time, we further reserve the right to deduct it at a later date. Current premium taxes range in an amount up to 3.5% depending on jurisdiction.

Death benefit prior to settlement

If the annuitant or owner dies before the settlement date, the death benefit payable to the beneficiary will equal the accumulation value.

If your spouse is sole beneficiary or joint owner: Unless you have given us other written instructions, if you, as owner or joint owner, die before the settlement date and your spouse is the only beneficiary or joint owner with a right of survivorship, your spouse may keep the annuity as owner. To do this, your spouse must, within 60 days after we receive proof of death, give us written instructions to keep the contract in force.

Section 401(k) plans, Section 403(b) plans (TSAs), Section 457 plans, custodial and trusteed plans, and IRAs, SIMPLE IRAs and SEPs: If the contract is purchased under a Section 401(k) plan, Section 403(b) plan, Section 457 plan, custodial or trusteed plan or for an IRA, SIMPLE IRA or SEP and we receive proof of the annuitant's death before the settlement date, we will pay the beneficiary the death benefit described above. If the annuitant dies before reaching the settlement date and the spouse is the only beneficiary, the spouse may keep the contract in force until the date on which the annuitant would have reached 70-1/2 or any other date permitted by the Code. To do this, the spouse must, within 60 days after we receive proof of death, give us written instructions to keep the contract in force.

Paying the beneficiary: Unless you have given us other written instructions, we will pay the beneficiary in a single payment. The beneficiary may elect to receive this payment at any time within 5 years after the date of death. Payment from a tax qualified contract (except an IRA, SIMPLE IRA, SEP or Section 457 plan) made to a surviving spouse instead of being directly rolled over to an IRA may be subject to 20% income tax withholding. We may make payments under any payment plan available under this contract if:

o the beneficiary asks us in writing within 60 days after we receive proof of death;

o payments begin no later than one year after death or any other date permitted by the Code; and

o the payment period does not extend beyond the beneficiary's life or life expectancy.

We will determine the accumulation value at the next close of business after our death claim requirements are fulfilled. We will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled.

Statement

Prior to the settlement date, at least annually, we will send a statement showing a summary of the contract.

Electing the settlement date and form of annuity

Upon processing your application we will establish the settlement date to the maximum age or date as specified below. You can also select a date within the maximum limits. This date can be aligned with your actual retirement from a job, or it can be a different future date, depending on your needs and goals and on certain restrictions. You can also change the date, provided you send us written instructions at least 30 days before annuity payouts begin.

For non-tax qualified contracts, the settlement date cannot be later than the latest of:

o      the contract anniversary nearest the annuitant's 85th birthday; or

o      the 10th contract anniversary.

For tax qualified contracts, to avoid IRS penalty taxes, the settlement date generally must be:

o      on or after the date the annuitant reaches age 59-1/2;

o for IRAs, SIMPLE IRAs and SEPs, by April 1 of the year following the calendar year when the annuitant reaches age 70-1/2; or

o for all other tax qualified contracts, by April 1 of the year following the calendar year when the annuitant reaches age 70-1/2 or, if later, retires; except that 5% business owners may not select a settlement date that is later than April 1 of the year following the calendar year when they reach age 70-1/2.

If you are taking the minimum IRA or TSA distributions as required by the Code from another tax qualified investment, or in the form of partial surrenders from this contract, annuity payouts can start as late as the annuitant's 85th birthday or the 10th contract anniversary.

Annuity payments: The first payment will be made as of the settlement date. Once annuity payments have started for an annuitant, no surrender of the annuity benefit can be made for the purpose of receiving a lump sum in lieu of payments.

Death after settlement date: If you or the annuitant dies after the settlement date, the amount payable to the beneficiary, if any, will continue as provided in the annuity payment plan then in effect.

Annuity plans: There are different ways to receive annuity payments. We call these plans. You may select one of these plans, or another payment arrangement to which we agree, by giving us written notice at least 30 days before the settlement date.

The market adjusted value (less applicable premium taxes, if any) may be applied on the settlement date under any of the annuity plans described below, but in the absence of an election, the market adjusted value will be applied on the settlement date under Plan B to provide a life annuity with 120 monthly payments certain.

If the amount to be applied to an annuity plan is not at least $2,000 or if payments are to be made to other than a natural person, we have the right to make a lump sum payment of the cash surrender value. If a lump sum payment is made from a tax qualified contract (except an IRA, SIMPLE IRA, SEP or Section 457 plan), 20% income tax withholding may apply.

o Plan A - This provides monthly annuity payments for the lifetime of the annuitant. No payments will be made after the annuitant dies.

o Plan B - This provides monthly annuity payments for the lifetime of the annuitant with a guarantee by us that payments will be made for a period of at least 5, 10 or 15 years. You must select the period.

o Plan C - This provides monthly annuity payments for the lifetime of the annuitant with a guarantee by us that payments will be made for a certain number of months. We determine the number of months by dividing the market adjusted value applied under this plan by the amount of the monthly annuity payment.

o Plan D - We call this a joint and survivor life annuity. Monthly payments will be paid for the lifetime of the annuitant and a joint annuitant. When either the annuitant or joint annuitant dies, we will continue to make monthly payments for the lifetime of the survivor. No payments will be paid after the death of both the annuitant and joint annuitant.

o Plan E - This provides monthly fixed dollar annuity payments for a period of years. The period of years may be no less than 10 nor more than 30.

The contract provides for annuity payment plans on a fixed basis only. The amount of each annuity payment will not change during the annuity payment period. The amount of the annuity payment will depend on:

- the market adjusted value (less any applicable premium tax not previously deducted) on the date;

- the annuity table we are then using for annuity settlements (never less than the table guaranteed in the contract);

-    the annuitant's age; and

-    the annuity payment plan selected.

The tables for Plans A, B, C and D are based on the "1983 Individual Annuitant Mortality Table A" and an assumed rate of 3% per year. The table for Plan E is based on an interest rate of 3%. IDS Life may, at our discretion, if mortality appears more favorable and interest rates justify, apply other tables that will result in higher monthly payments.

Restrictions for some tax qualified plans: If you purchased a tax qualified annuity, you must select a payment plan that provides for payments:

o      during the life of the annuitant;

o      during the joint lives of the annuitant and beneficiary;

o      for a period not exceeding the life expectancy of the annuitant; or

o for a period not exceeding the joint life expectancies of the annuitant and beneficiary.

Reference also must be made to the terms of the tax qualified plan and applicable law for any limitations or restrictions on the settlement date or annuity payment plan that may be selected.

Amendment, distribution and assignment of contracts

Amendment of contracts

We reserve the right to amend the contracts to meet the requirements of applicable federal or state laws or regulations. We will notify you in writing of any such amendments.

Distribution of contracts

IDS Life is the principal underwriter for the contracts. IDS Life is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (1934 Act) as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. IDS Life may enter into selling agent agreements with certain broker-dealers registered under the 1934 Act. IDS Life will pay a maximum commission of 5% for the sale of a contract. In the future, we may pay a commission on an election of a subsequent guarantee period by an owner. American Express Financial Advisors Inc., an affiliate of IDS Life, is the sponsor of the wrap-fee program under which this contract is made available.

Assignment of contracts

You may change ownership of your annuity at any time by filing a change of ownership with us at our corporate office. No change of ownership will be binding upon us until we receive and record it. We take no responsibility for the validity of the change. If you have a tax qualified plan, the contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than IDS Life; provided, however, that if the owner is a trust or custodian, or an employer acting in a similar capacity, ownership of a contract may be transferred to the annuitant.

The value of any part of a non-tax qualified annuity contract assigned or pledged is taxed like a cash withdrawal to the extent allocable to investment in annuity contracts after Aug. 13, 1982.

Transfer of a non-tax qualified annuity contract to another person without adequate consideration is considered a gift and the transfer will be considered a surrender of the contract for federal income tax purposes. The income in the contract will be taxed to the transferor who may be subject to the 10% IRS penalty tax for early withdrawal. The transferee's investment in the annuity will be the value of the annuity at the time of the transfer. Consult with your tax advisor before taking any action.

Termination of contracts

If your participation in the wrap-fee program is terminated, you will no longer qualify for this contract and your contract will be terminated. Your contract will be subject to a market value adjustment unless the termination occurs at the end of a guarantee period. Upon termination, you will be given the option of exchanging into another annuity product, which may contain higher fees, a lower guaranteed interest rate and a surrender charge.

Federal tax considerations

Under current law, there is no liability for federal income tax on any increase in the annuity's value until payments are made (except for change of ownership discussed above in "Assignment of contracts"). However, since federal tax consequences cannot always be anticipated, you should consult a tax advisor if you have any questions about the taxation of your annuity contract.

You are not taxed on your purchase payment. Your purchase payment generally includes purchase payments made with after-tax dollars. If the purchase payment was made by you or on your behalf with pre-tax dollars as part of a tax qualified retirement plan, such amounts are not considered to be part of your investment in the contract and will be taxed when paid to you.

If you surrender part or all of your contract before the date on which you have decided to begin to receive annuity payments, you will be taxed on the payments which you receive, to the extent that the value of your contract exceeds your investment in the contract, and you may have to pay an IRS penalty tax for early withdrawal.

If you begin receiving annuity payments under a non-tax qualified annuity contract, a portion of each payment will be subject to tax and a portion of each payment will be considered to be part of your investment in the contract and will not be taxed. All amounts received after your investment in the contract is recovered will be subject to tax. If you begin receiving payments from a tax qualified annuity, all of the payments generally will be subject to taxation except to the extent that the contributions were made with after-tax dollars.

Unlike life insurance proceeds, the death benefit under an annuity contract is not tax exempt. The gain, if any, is taxable as ordinary income to the beneficiary in the year(s) he or she receives the payments. The gain is subject to income tax, not estate or inheritance tax.

Tax law requires that all non-qualified deferred annuity contracts issued by the same company to the same contract owner during a calendar year are to be treated as a single, unified contract. The amount of income included and taxed in a distribution (or a transaction deemed a distribution under tax law) taken from any one of such contracts is determined by summing all such contracts.

The income earned on a non-tax qualified contract held by such entities as corporations, partnerships or trusts generally will be treated as ordinary income received during that year. However, if the trust was set up for the benefit of a natural person only, the income will continue to be tax-deferred.

If you receive amounts from your contract before reaching age 59-1/2, you may have to pay a 10% IRS penalty on the amount includible in your ordinary income. If you receive amounts from your SIMPLE IRA before reaching age 59-1/2, generally the IRS 10% penalty provisions apply. However, if you receive these amounts before age 59-1/2 and within the first two years of your participation in the SIMPLE IRA plan, the IRS penalty will be assessed at the rate of 25% instead of 10%. However, this penalty will not apply to any amount received:

o      after you reach age 59-1/2;

o      because of your death;

o      because you become disabled (as defined in the Code);

o if the distribution is part of a series of substantially equal periodic payments over your life or life expectancy (or joint lives or life expectancies of you and your designated beneficiary); or

o if it is allocable to a purchase payment before Aug. 14, 1982 (except for contracts in tax qualified plans).

These are the major exceptions to the 10% IRS penalty tax. Additional exceptions may apply depending upon whether or not the annuity is tax qualified.

For tax qualified contracts, other penalties apply if you surrender an annuity bought under your plan before the plan specifies that payments can be made under the plan.

In general, if you receive all or part of the contract value from an annuity, withholding may be imposed against the taxable income portion of the payment. Any withholding that is done represents a prepayment of your tax due for the year. You take credit for such amounts on the annual tax return that you file.

If the payment is part of an annuity payment plan, the amount of withholding generally is computed using payroll tables. You can provide us with a statement of how many exemptions to use in calculating the withholding. As long as you've provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the distribution is any other type of payment (such as a partial or full surrender), withholding is computed using 10% of the taxable portion. Similar to above, as long as you've provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have this withholding occur.

If a distribution is taken from a contract offered under a Section 457 plan (deferred compensation plan of state and local governments and tax-exempt organizations), withholding is computed using payroll methods depending upon the type of payment.

Some states also impose withholding requirements similar to the federal withholding described above. If this should be the case, any payment from which federal withholding is deducted may also have state withholding deducted.

The withholding requirements may differ if payment is being made to a non-U.S. citizen or if the payment is being delivered outside the United States.

If you receive all or part of the contract value from a tax qualified annuity (except an IRA, SIMPLE IRA, SEP or Section 457 plan), mandatory 20% income tax withholding generally will be imposed at the time the payment is made. In addition, federal income tax and the 10% IRS penalty tax for early withdrawals may apply to amounts properly includible in income. This mandatory 20% income tax withholding will not be imposed if:

o instead of receiving the payment, you elect to have the payment rolled over directly to an IRA or another eligible plan;

o the payment is one of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your designated beneficiary) or made over a period of 10 years or more; or

o      the payment is a minimum distribution required under the Code.

These are the major exceptions to the mandatory 20% income tax withholding. Payments made to a surviving spouse instead of being directly rolled over to an IRA may be subject to 20% income tax withholding. For taxable distributions that are not subject to the mandatory 20% withholding, federal income tax will be withheld from the taxable part of your distribution unless you elect otherwise. State withholding also may be imposed on taxable distributions.

You will receive a tax statement for any year that you receive a taxable distribution from your annuity contract according to our records.

The contract is intended to qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, notwithstanding any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any such amendments.

Our discussion of federal tax laws is based upon our understanding of these laws as they are currently interpreted. Either federal tax laws or current interpretations of them may change. You are urged to consult your tax advisor concerning your specific circumstances.

The Company

Business

IDS Life is a stock insurance company organized in 1957 under the laws of the State of Minnesota. IDS Life is a wholly owned subsidiary of American Express Financial Corporation, which is a wholly owned subsidiary of American Express Company. IDS Life acts as a direct writer of insurance policies and annuities and as the investment manager of various investment companies. IDS Life is licensed to write life insurance and annuity contracts in 49 states and the District of Columbia. The headquarters of IDS Life is IDS Tower 10, Minneapolis, MN 55440-0010.

Investments by IDS Life

Assets of IDS Life must be invested in accordance with requirements established by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. All claims by purchasers of the contracts, and other general account products, will be funded by the general account.

IDS Life intends to construct and manage the investment portfolio using a strategy known as "immunization". Immunization seeks to lock in a defined return on the pool of assets versus the pool of liabilities over a specified time horizon. Since the return on the assets versus the liabilities is locked in, it is "immune" to any potential fluctuations in interest rates during the given time. Immunization is achieved by constructing a portfolio of assets with a price sensitivity to interest rate changes (i.e., price duration) that is essentially equal to the price duration of the corresponding portfolio of liabilities. Portfolio immunization provides flexibility and efficiency to IDS Life in creating and managing the asset portfolio, while still assuring safety and soundness for funding liability obligations.

IDS Life's investment strategy will incorporate the use of a variety of debt instruments having price durations tending to match the applicable guaranteed interest periods. These instruments include, but are not necessarily limited to, the following:

o    Securities   issued   by  the   U.S.   government   or  its   agencies   or
     instrumentalities, which issues may or may not be guaranteed by the U.S. government;

o Debt securities that have an investment grade, at the time of purchase, within the four highest grades assigned by the nationally recognized rating agencies;

o Debt instruments that are unrated, but which are deemed by IDS Life to have an investment quality within the four highest grades;

o Other debt instruments, which are rated below investment grade, limited to 15% of assets at the time of purchase; and

o Real estate mortgages, limited to 30% of portfolio assets at the time of acquisition.

In addition, options and futures contracts on fixed income securities will be used from time to time to achieve and maintain appropriate investment and liquidity characteristics on the overall asset portfolio.

While this information generally describes our investment strategy, we are not obligated to follow any particular strategy except as may be required by federal law and Minnesota and other state insurance laws.

Selected financial data

The following selected financial data for IDS Life and its subsidiaries should be read in conjunction with the consolidated financial statements and notes included in the prospectus beginning on page __.

                                                     Years ended Dec. 31, (thousands)
                                    1996            1995           1994            1993           1992
Premiums                        $   182,921    $   161,530     $   144,640    $   127,245     $   114,379
Net investment income             1,965,362      1,907,309       1,781,873      1,783,219       1,616,821
Net realized (loss) on                 (159)        (4,898)         (4,282)        (6,737)         (3,710)
investments
Other                               574,341        472,035         384,105        304,344         240,959
Total revenues                  $ 2,722,465    $ 2,535,976     $ 2,306,336    $ 2,208,071     $ 1,968,449
Income before income taxes      $   621,714    $   560,782     $   512,512    $   412,726     $   315,821
Net income                      $   414,576    $   364,940     $   336,169    $   270,079     $   211,170
Total assets                    $47,305,981    $42,900,078     $35,747,543    $33,057,753     $27,295,773

Management's discussion and analysis of consolidated financial condition and results of operations

Results of operations

1996 compared to 1995:

Consolidated net income increased 14% to $415 million in 1996, compared to $365 million in 1995. Earnings growth resulted primarily from increases in management fees and policyholder and contractholder charges partially offset by a slight decrease in investment margins. These increases reflect higher average insurance and annuities in force during 1996. Investment margins were below prior year levels primarily due to increasing interest credited rates throughout 1996.

Consolidated income before income taxes totaled $622 million in 1996, compared with $561 million in 1995. In 1996, $161 million was from the life, disability income and long-term care insurance segment, compared with $125 million in 1995. In 1996, $461 million was from the annuity segment, compared with $440 million in 1995.

Total premiums received increased to $6.1 billion in 1996, compared with $5.0 billion in 1995. This increase is primarily due to an increase in sales of variable annuities in 1996.

Total revenues increased to $2.7 billion in 1996, compared with $2.5 billion in 1995. The increase is primarily due to increases in net investment income, policyholder and contractholder charges, and management fees. Net investment income, the largest component of revenues, increased from the prior year, reflecting a slight increase in investments owned.

Policyholder and contractholder charges, which consist primarily of cost of insurance charges on universal life-type policies, increased 18% to $303 million in 1996, compared with $256 million in 1995. This increase reflects higher total life insurance in force which grew 13% to $67 billion at December 31, 1996.

Management and other fees increased 26% to $271 million in 1996, compared with $216 million in 1995. This is primarily due to an increase in separate account assets, which grew 24% to $19 billion at December 31, 1996, due to market appreciation and sales. The Company provides investment management services for the mutual funds used as investment options for variable annuities and variable life insurance. The Company also receives a mortality and expense risk fee from the separate accounts.

Total benefits and expenses increased slightly to $2.1 billion in 1996. The largest component of expenses, interest credited to policyholder accounts for universal life-type insurance and investment contracts, increased to $1.4 billion. This was due to higher aggregate amounts in force and an increase in average interest credited rates.

1995 compared to 1994:

Consolidated net income increased 8.6% to $365 million in 1995, compared to $336 million in 1994. Earnings growth resulted primarily from increases in management fees and policyholder and contractholder charges partially offset by a slight decrease in investment margins. These increases reflect higher average insurance and annuities in force during 1995. Investment margins were below prior year levels primarily due to higher interest credited rates during the first two quarters of 1995.

Consolidated income before income taxes totaled $561 million in 1995, compared with $513 million in 1994. In 1995, $125 million was from the life, disability income, health and long-term care insurance segment, compared with $123 million in 1994. In 1995, $440 million was from the annuity segment, compared with $394 million in 1994. There was a $4.9 million net realized loss on investments in 1995, compared with a net realized loss on investments of $4.3 million in 1994.

Total premiums received decreased to $5.0 billion in 1995, compared with $5.7 billion in 1994. This decrease is primarily due to a decrease in sales of variable annuities, reflecting very strong sales of variable products during 1994.

Total revenues increased to $2.5 billion in 1995, compared with $2.3 billion in 1994. The increase is primarily due to increases in net investment income, policyholder and contractholder charges, and management fees. Net investment income, the largest component of revenues, increased from the prior year, reflecting an increase in investments owned.

Policyholder and contractholder charges, which consist primarily of cost of insurance charges on universal life-type policies, increased 16% to $256 million in 1995, compared with $220 million in 1994. This increase reflects higher total life insurance in force which grew 13% to $59.4 billion at December 31, 1995.

Management and other fees increased 32% to $216 million in 1995, compared with $164 million in 1994. This is primarily due to an increase in separate account assets, which grew 38% to $15 billion at December 31, 1995, due to market appreciation and sales. The Company provides investment management services for the mutual funds used as investment options for variable annuities and variable life insurance. The Company also receives a mortality and expense risk fee from the separate accounts.

Total benefits and expenses increased to $2.0 billion in 1995. The largest component of expenses, interest credited to policyholder accounts for universal life-type insurance and investment contracts, increased to $1.3 billion. This was due to higher aggregate amounts in force and an increase in average interest credited rates.

Risk management

The Company primarily invests in fixed income securities over a broad range of maturities for the purpose of providing fixed annuity clients with a competitive rate of return on their investments while minimizing risk, and to provide a dependable and targeted spread between the interest rate earned on investments and the interest rate credited to clients' accounts. The Company does not invest in securities to generate trading profits.

The Company has an investment committee that holds regularly scheduled meetings and, when necessary, special meetings. At these meetings, the committee reviews models projecting different interest rate scenarios and their impact on profitability. The objective of the committee is to structure the investment security portfolio based upon the type and behavior of products in the liability portfolio so as to achieve targeted levels of profitability.

Rates credited to clients' accounts are generally reset at shorter intervals than the maturity of underlying investments. Therefore, margins may be negatively impacted by increases in the general level of interest rates. Part of the committee's strategy includes the purchase of some types of derivatives, such as interest rate caps and swaps, for hedging purposes. These derivatives protect margins by increasing investment returns if there is a sudden and severe rise in interest rates, thereby mitigating the impact of an increase in rates credited to clients' accounts.

Liquidity and capital resources

The liquidity requirements of the Company are met by funds provided from operations and investment activity. The primary components of the funds provided are premiums, investment income, proceeds from sales of investments as well as maturities and periodic repayments of investment principal.

The primary uses of funds are policy benefits, commissions and operating expenses, policy loans, dividends and investment purchases.

The Company has available lines of credit with two banks and its parent aggregating $175 million, of which $100 million is with its parent. The $25,000 line of credit with one bank expired on Dec. 31, 1996 and the Company did not seek renewal. The $50,000 line of credit with the other bank expires on June 30, 1997 and the Company expects to seek renewal. The lines of credit are used strictly as short-term sources of funds. Borrowings outstanding under the agreements were $nil at Dec. 31, 1996. At Dec. 31, 1996, outstanding reverse repurchase agreements totaled $17 million.

At Dec. 31, 1996, investments in fixed maturities comprised 86% of the Company's total invested assets. Of the fixed maturity portfolio, approximately 42% is invested in GNMA, FNMA and FHLMC mortgage-backed securities which are considered AAA/Aaa quality.

At Dec. 31, 1996, approximately 9.6% of the Company's investments in fixed maturities were below investment grade bonds. These investments may be subject to a higher degree of risk than the high-rated issues because of the borrower's generally greater sensitivity to adverse economic conditions, such as recession or increasing interest rates, and in certain instances, the lack of an active secondary market. Expected returns on below investment grade bonds reflect consideration of such factors. The Company has identified those fixed maturities for which a decline in fair value is determined to be other than temporary, and has written them down to fair value with a charge to earnings.

At Dec. 31, 1996, net unrealized appreciation on fixed maturities held to maturity included $380 million of gross unrealized appreciation and $94 million of gross unrealized depreciation. Net unrealized appreciation on fixed maturities available for sale included $231 million of gross unrealized appreciation and $93 million of gross unrealized depreciation.

At Dec. 31, 1996, the Company had an allowance for losses for mortgage loans totaling $37 million and for real estate investments totaling $4 million.

The economy and other factors have caused an increase in the number of insurance companies that are under regulatory supervision. This circumstance has resulted in an increase in assessments by state guaranty associations to cover losses to policyholders of insolvent or rehabilitated companies. Some assessments can be partially recovered through a reduction in future premium taxes in certain states. The Company established an asset for guaranty association assessments paid to those states allowing a reduction in future premium taxes over a reasonable period of time. The asset is being amortized as premium taxes are reduced. The Company has also estimated the potential effect of future assessments on the Company's financial position and results of operations and has established a reserve for such potential assessments.

In the first quarter of 1997, the Company paid a $45 million dividend to its parent. In 1996, dividends paid to its parent were $165 million.

The National Association of Insurance Commissioners has established risk-based capital standards to determine the capital requirements of a life insurance company based upon the risks inherent in its operations. These standards require the computation of a risk-based capital amount which is then compared to a company's actual total adjusted capital. The computation involves applying factors to various statutory financial data to address four primary risks: asset default, adverse insurance experience, interest rate risk and external events. These standards provide for regulatory attention when the percentage of total adjusted capital to authorized control level risk-based capital is below certain levels. As of Dec. 31, 1996, the Company's total adjusted capital was well in excess of the levels requiring regulatory attention.

Segment information

The Company's operations consist of two business segments: Individual and group life, disability income and long-term care insurance; and fixed and variable annuity products designed for individuals, pension plans, small businesses and employer-sponsored groups. The Company is not dependent upon any single customer and no single customer accounted for more than 10% of revenue in 1996, 1995 or 1994. Additionally, no single distributor accounted for more than 10% of premiums received in 1996, 1995 or 1994. (See Note 10, Segment information, in the "Notes to Consolidated Financial Statements".)

Reinsurance

Reinsurance arrangements are used to reduce exposure to large losses. The maximum amount of risk retained by the Company on any one life is $750,000 of life and waiver of premium benefits plus $50,000 of accidental death benefits. The excesses are reinsured with other life insurance companies. At December 31, 1996, traditional life and universal life-type insurance in force aggregated $67.2 billion, of which $3.9 billion was reinsured.

Reserves

In accordance with the insurance laws and regulations under which IDS Life operates, it is obligated to carry on its books, as liabilities, actuarially determined reserves to meet its obligations on its outstanding life and health insurance policies and annuity contracts. Reserves for policies and contracts are based on mortality and morbidity tables in general use in the United States. These reserves are computed amounts that, with additions from premiums to be received, and with interest on such reserves compounded annually at assumed rates, will be sufficient to meet IDS Life's policy obligations at their maturities or in the event of an insured's death. In the accompanying financial statements these reserves are determined in accordance with generally accepted accounting principles. (See Note 1, Liabilities for future policy benefits, in the "Notes to Consolidated Financial Statements.")

Investments

Of IDS Life's consolidated total investments of $25.6 billion at Dec. 31, 1996, 36% was invested in mortgage-backed securities, 47% in corporate and other bonds, 14% in primary mortgage loans on real estate, 2% in policy loans and the remaining 1% in other investments.

Competition

IDS Life is engaged in a business that is highly competitive due to the large number of stock and mutual life insurance companies and other entities marketing insurance products. There are over 2,600 stock, mutual and other types of insurers in the life insurance business. Best's Insurance Reports, Life-Health edition, 1996, assigned IDS Life one of its highest classifications, A+ (Superior).

Employees

As of Dec. 31, 1996, IDS Life and its subsidiaries had 266 employees; including 209 employed at the corporate office in Minneapolis, MN, 8 employed at American Centurion Life Assurance Company located in Albany, NY and 49 employed at IDS Life Insurance Company of New York located in Albany, NY.

Properties

IDS Life occupies office space in Minneapolis, MN, which is rented by its parent, American Express Financial Corporation. IDS Life reimburses American Express Financial Corporation for rent based on direct and indirect allocation methods. Facilities occupied by IDS Life and its subsidiaries are believed to be adequate for the purposes for which they are used and are well maintained.

State regulation

IDS Life is subject to the laws of the State of Minnesota governing insurance companies and to the regulations of the Minnesota Department of Commerce. An annual statement in the prescribed form is filed with the Minnesota Department of Commerce each year covering IDS Life's operation for the preceding year and its financial condition at the end of such year. Regulation by the Minnesota Department of Commerce includes periodic examination to determine IDS Life's contract liabilities and reserves so that the Minnesota Department of Commerce may certify that these items are correct. IDS Life's books and accounts are subject to review by the Minnesota Department of Commerce at all times. Such regulation does not, however, involve any supervision of the account's management or IDS Life's investment practices or policies. In addition, IDS Life is subject to regulation under the insurance laws of other jurisdictions in which it operates. A full examination of IDS Life's operations is conducted periodically by the National Association of Insurance Commissioners.

Under insurance guaranty fund laws, in most states, insurers doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

Directors and executive officers

The members of the Board of Directors and the principal executive officers of IDS Life, together with the principal occupation of each during the last five years, are as follows:

Directors*

David R. Hubers
Born in 1943

Director since September 1989; president and chief executive officer, AEFC, since August 1993, and director since January 1984. Senior vice president, Finance and chief financial officer, AEFC, from January 1984 to August 1993.

Richard W. Kling
Born in 1940

Director since February 1984; president since March 1994. Executive vice president, Marketing and Products from January 1988 to March 1994. Senior vice president, AEFC, since May 1994. Director of IDS Life Series Fund, Inc. and member of the board of managers and president of IDS Life Variable Annuity Funds A and B.

Paul F. Kolkman
Born in 1946

Director since May 1984; executive vice president since March 1994; vice president, Finance from May 1984 to March 1994; vice president, AEFC, since January 1987. Vice president and chief actuary of IDS Life Series Fund, Inc.

James A. Mitchell
Born in 1941

Chairman of the board since March 1994; director since July 1984; chief executive officer since November 1986; president from July 1984 to March 1994; executive vice president, AEFC, since March 1994; director, AEFC, since July 1984; senior vice president, AEFC, from July 1984 to March 1994.

Barry J. Murphy
Born in 1951

Director and executive vice president, Client Service, since March 1994; senior vice president, AEFC, since May 1994; senior vice president, Travel Related Services (TRS), a subsidiary of American Express Company, from July 1992 to April 1994; vice president, TRS, from November 1989 to July 1992.

Stuart A. Sedlacek
Born in 1957

Director and executive vice president, Assured Assets since March 1994; vice president, AEFC, since September 1988.

Officers other than directors*

Jeffrey S. Horton
Born in 1961

Vice president and treasurer since December 1997; vice president and corporate treasurer, AEFC, since December 1997; controller, American Express Technologies
- Financial Services, AEFC, from July 1997 to December 1997; controller, Risk Management Products, AEFC, from May 1994 to July 1997; director of finance and analysis, Corporate Treasury, AEFC, from June 1990 to May 1994.

William A. Stoltzmann
Born in 1948

Vice president, general counsel and secretary since 1989; vice president and assistant general counsel, AEFC, since November 1985.

*The address for all of the directors and principal officers is: IDS Tower 10, Minneapolis, MN 55440-0010.

Executive compensation

Executive officers of IDS Life also may serve one or more affiliated companies. The following table reflects cash compensation paid to the five most highly compensated executive officers as a group for services rendered in 1996 to IDS Life and its affiliates. The table also shows the total cash compensation paid to all executive officers of IDS Life, as a group, who were executive officers at any time during 1996.


Name of individual or number in
group                                Position held                       Cash compensation
------------------------------------ ----------------------------------- -----------------------------------
Five most highly compensated                                             $3,448,681
executive officers as a group:

James A. Mitchell                    Chairman of the Board and Chief
                                         Executive Officer

Richard W. Kling                     President

Barry J. Murphy                      Exec. Vice President, Client
                                         Service

Stuart A. Sedlacek                   Exec. Vice President, Assured
                                         Assets

Lorraine R. Hart                     Vice President, Investments

All executive officers as a group                                        $4,923,385
(10)

Security ownership of management

IDS Life's directors and officers do not beneficially own any outstanding shares of stock of IDS Life. All of the outstanding shares of stock of IDS Life are beneficially owned by its parent, American Express Financial Corporation. The percentage of shares of American Express Financial Corporation owned by any director, and by all directors and officers of IDS Life as a group, does not exceed 1% of the class outstanding.

Legal proceedings and opinion

A number of lawsuits have been filed against life and health insurers in jurisdictions in which IDS Life does business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. IDS Life, like other life and health insurers, from time to time is involved in such litigation. On December 13, 1996, an action of this nature was commenced in Minnesota state court. The plaintiffs purport to represent a class consisting of all persons who replaced existing IDS Life policies with new IDS Life policies from and after January 1, 1985. Plaintiffs seek damages in an unspecified amount and also seek to establish a claims resolution facility for the determination of individual issues. IDS Life filed an answer to the Complaint on February 18, 1997. A similar action involving the replacement of existing IDS Life insurance policies and annuity contracts was filed in the same court on March 21, 1997.

IDS Life believes it has meritorious defenses to these and other actions arising in connection with the conduct of its business activities and intends to defend them vigorously. IDS Life believes that it is not a party to, nor are any of its properties the subject of, any pending legal proceedings which would have a material adverse effect on its consolidated financial condition.

Legal  matters in  connection  with federal laws and  regulations  affecting the issue and sale of the contracts described in this prospectus and the organization of IDS Life, its authority to issue contracts under Minnesota law and the validity of the forms of the contracts under Minnesota law have been passed on by the general counsel of IDS Life.

Experts

The consolidated financial statements of IDS Life Insurance Company at December 31, 1996, and 1995, and for each of the three years in the period ended December 31, 1996, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the registration statement, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

Appendix A

Partial surrender illustration

Involving a market value adjustment

Annuity assumptions:
Single payment         $10,000
Guarantee period       10 years
Guarantee rate (ig)    6% effective annual yield

                                     End of contract year accumulation
                                                   values
           Contract year                      if no surrenders
------------------------------------ -----------------------------------
                 1                           $    10,600.00
                 2                                11,236.00
                 3                                11,910.16
                 4                                12,624.77
                 5                                13,382.26
                 6                                14,185.19
                 7                                15,036.30
                 8                                15,938.48
                 9                                16,894.79
                10                                17,908.48

Partial surrender assumptions:

On the first day of your 4th contract year you request a partial surrender of:

Example I       --   $2,000 of your accumulation value
Example II      --   A $2,000 net surrender check

The accumulation value surrendered is subject to a market value adjustment.

The current rate (ic) for applicable new sales and renewals = 5.5%

The number of full years left in your guarantee period (N) = 7

The number of fractional years left in your guarantee period (t) = 0

Example I - $2,000 of accumulation value surrendered

What will be your market value adjustment amount?

The market adjusted value of your $2,000 partial surrender will be:

                 Renewal value of accumulation value surrendered
                 -----------------------------------------------
                              (1 + ic + .0025)(N + t)

                         =      $2,000 (1 + ig)7
                                ----------------
                                (1 + ic + .0025)7

                         =       $2,000 (1.06)7
                                 --------------
                                    (1.0575)7

                         =          $2,033.33

The market value adjustment = the market adjusted value surrendered less the accumulation value surrendered

$2,033.33 - $2,000 = $33.33

(NOTE: This market value adjustment is positive. In other cases the market value adjustment may be negative.)

What net amount will you receive?

Your contract's accumulation value will decrease by $2,000 and we will send you a check for:

Accumulation value surrendered                     $2,000.00
Market value adjustment                                33.33
Net surrender amount                               $2,033.33

Example II - $2,000 net surrender check requested

What will be the accumulation value surrendered?

Tell us if you want a specific net surrender check amount. We will work backwards using an involved formula to determine how much accumulation value must be surrendered to result in a net check to you for a specific amount. For a $2,000 net check to you, the formula results in $1,967.21 of accumulation value to be surrendered.

What will be your market value adjustment amount?

The market adjusted value is:

                 Renewal value of accumulation value surrendered
                 -----------------------------------------------
                             (1 + ic + .0025)(N + t)

                         =     $1,967.21 (1 + ig)7
                               -------------------
                                (1 + ic + .0025)7

                         =      $1,967.21 (1.06)7
                                -----------------
                                    (1.0575)7

                         =          $2,000.00

The market value adjustment = the market adjusted value surrendered less the accumulation value surrendered

$2,000.00 - $1,967.21 = $32.79

(NOTE: This market value adjustment is positive. In other cases the market value adjustment may be negative.)

What net amount will you receive?

Your contract's accumulation value will decrease by $1,967.21 and we will send you a check for:

Accumulation value surrendered                   $1,967.21
Market value adjustment                              32.79
----------------------------------------------------------
Net surrender amount                             $2,000.00

Appendix B

Market value adjustment illustration

Annuity assumptions:
Single payment             $50,000
Guarantee period           10 years
Guarantee rate             6% effective annual yield

Market adjustment assumptions: These examples show how the market value adjustment may affect your contract values. The surrenders in these examples occur one year after the contract date. There are no previous surrenders.

The accumulation value at the end of one year is $53,000. If there aren't any surrenders, the renewal value at the end of the 10 year guarantee period will be $89,542.38.

The market value adjustment is based on the rate we are crediting (at the time of your surrender) on new contracts with the same length guarantee period as the time remaining in your guarantee period. After one year, you have 9 years left of your 10 year guarantee period.

Example I shows a downward market value adjustment. Example II shows an upward market value adjustment.

Market adjusted value formula:

Market adjusted  value  =    (Renewal value)
                           --------------------
                          (1 + ic + .0025)(N + t)

Renewal value       --     The accumulation value at the end of the current
                           guarantee period

        ic          --     The current interest rate offered for new contract
                           sales and renewals for the number of years remaining in the guarantee period

         N          --     The number of complete contract years to the end of
                           the current guarantee period

         t          --     The fraction of the contract year remaining to the
                           end of the contract year

Example I - Downward market value adjustment

A surrender results in a downward market value adjustment when interest rates have increased. Assume after 1 year, we are now crediting 6.5% for a new contract with a 9 year guarantee period. If you fully surrender, the market adjusted value would be:

                      Renewal value
                  --------------------
                 (1 + ic + .0025)(N + t)

         =             $89,542.38
                   ------------------
                  (1 + .065 + .0025)9

         =            $49,741.36

The market value adjustment is a $3,258.64 reduction of the accumulation value:

($3,258.64) = $49,741.36 - $53,000

If you surrendered half of your contract instead of all, the market adjusted value of the surrendered portion would be one-half that of the full surrender:

$24,870.68 =              $44,771.19
                       ------------------
                      (1 + .065 + .0025)9

Example II - Upward market value adjustment

A surrender results in an upward market value adjustment when interest rates have decreased more than .25%. Assume after 1 year, we are now crediting 5.5% for a new contract with a 9 year guarantee period. If you fully surrender, the market adjusted value would be:

                     Renewal value
                 ---------------------
                (1 + ic + .0025)(N + t)

         =            $89,542.38
                   ------------------
                  (1 + .055 + .0025)9

         =            $54,138.38

The market value adjustment is a $1,138.38 increase of the accumulation value:

$1,138.38 = $54,138.38 - $53,000

If you surrendered half of your contract instead of all, the market adjusted value of the surrendered portion would be one-half that of the full surrender:

$27,069.19 =              $44,771.19
                       ------------------
                      (1 + .055 + .0025)9

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

         The expenses of the issuance and distribution of the interests in the IDS Life Account MGA of IDS Life Insurance Company to be registered, other than commissions on sales of the Contracts, are to be borne by the Registrant.

Item 14. Indemnification of Directors and Officers

         Section 300.083 of Minnesota Law provides in part that a corporation organized under such law shall have power to indemnify anyone made, or threatened to be made, a party to a threatened, pending or completed proceeding, whether civil or criminal, administrative or investigative, because he is or was a director or officer of the corporation, or served as a director or officer of another corporation at the request of the corporation. Indemnification in such a proceeding may extend to judgments, penalties, fines and amounts paid in settlement, as well as to reasonable expenses, including attorneys' fees and disbursements. In a civil proceeding, there can be no indemnification under the statute, unless it appears that the person seeking indemnification has acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and its shareholders and unless such person has received no improper personal benefit; in a criminal proceeding, the person seeking indemnification must also have no reasonable cause to believe his conduct was unlawful.

         Article IX of the By-laws of IDS Life Insurance Company requires IDS Life Insurance Company to indemnify directors and officers to the extent indemnification is permitted as stated by the preceding paragraph, and contains substantially the same language as the above-mentioned Section 300.083.

         Article IX, paragraph (2), of the By-laws of IDS Life Insurance Company provides as follows:

         "Section 2. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party, by reason of the fact that he is or was a director, officer, employee or agent of this Corporation, or is or was serving at the direction of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to any threatened, pending or completed action, suit or proceeding, wherever brought, to the fullest extent permitted by the laws of the State of Minnesota, as now existing or hereafter amended, provided that this Article shall not indemnify or protect any such director, officer, employee or agent against any liability to the Corporation or its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence, in the performance of his duties or by reason of his reckless disregard of his obligations and duties."

         The parent company of IDS Life Insurance Company maintains an insurance policy which affords liability coverage to directors and officers of IDS Life Insurance Company while acting in that capacity. IDS Life Insurance Company pays its proportionate share of the premiums for the policy.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 15. Recent Sales of Unregistered Securities

                  None

Item 16. Exhibits and Financial Statement Schedules

(a)      Exhibits

1. - 2.      Not Applicable.

3.1 Copy of Certificate of Incorporation of IDS Life Insurance Company filed electronically as Exhibit 3.1 to Post-Effective Amendment No. 5 to Registration Statement No. 33-28976 is incorporated herein by reference.

3.2  Copy  of  the  Amended   By-laws  of  IDS  Life  Insurance   Company  filed
     electronically as Exhibit 3.2 to Post-Effective Amendment No. 5 to Registration Statement No. 33-28976 is incorporated herein by reference.

3.3 Copy of Resolution of the Board of Directors of IDS Life Insurance Company, dated May 5, 1989, establishing IDS Life Account MGA filed electronically as Exhibit 3.3 to Post-Effective Amendment No. 5 to Registration Statement No. 33-28976 is incorporated herein by reference.

4.1 Copy of Non-tax qualified Group Annuity Contract, Form 33111, is filed electronically herewith.

4.2 Copy of Non-tax qualified Group Annuity Certificate, Form 33114, is filed electronically herewith.

4.3 Copy of Tax qualified Group Annuity Contract, Form 33112, is filed electronically herewith.

4.4 Copy of Tax qualified Group Annuity Certificate, Form 33115, is filed electronically herewith.

4.5 Copy of Group IRA Annuity Contract, Form 33113, is filed electronically herewith.

4.6 Copy of Group IRA Annuity Certificate, Form 33116, is filed electronically herewith.

5. Opinion of Counsel regarding legality of Contracts to be filed by amendment.

6. - 21.     Not Applicable.

22. Copy of List of Subsidiaries filed electronically as Exhibit 22 to Post-Effective Amendment No. 8 to Registration Statement No. 33-28976 is incorporated herein by reference.

23.          Not Applicable.

24.          Consent of Independent Auditors to be filed by amendment.

25. Power of Attorney, dated August 19, 1997, is filed electronically herewith.

(b)      Financial Statement Schedules

         27.1         Financial Statement Schedules to be filed by amendment.

         27.2         Financial Data Schedule to be filed by amendment.

Item 17. Undertakings

A.       The Registrant undertakes:

         (1)      to file,  during any period in which offers or sales are being
                  made,  a   post-effective   amendment  to  this   Registration
                  Statement:

                  (i)      to include any prospectus required by Section 10(a)
                           (3) of the Securities Act of 1933,

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement,

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement,

         (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time may be deemed to be the initial bona fide offering thereof, and

         (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The Registrant represents that it is relying upon the no-action assurance given to the American Council of Life Insurance (pub. avail. Nov. 28,
     1988). Further, the Registrant represents that it has complied with the provisions of paragraphs (1) - (4) of the no-action letter.

                                                SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in this City of Minneapolis, and State of Minnesota on the 19th day of December, 1997.

                           IDS Life Insurance Company
                                  (Registrant)

                              By   /s/James A. Mitchell*
                                      James A. Mitchell, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 19th day of December, 1997.

Signature                                  Title

/s/  James A. Mitchell*                    Chairman of the Board
     James A. Mitchell                     and Chief Executive Officer

/s/  Richard W. Kling*                     Director and President
     Richard W. Kling

/s/  Jeffrey S. Horton                     Vice President and Treasurer
     Jeffrey S. Horton


/s/  David R. Hubers*                      Director
     David R. Hubers

/s/  Paul F. Kolkman*                      Director and Executive Vice President
     Paul F. Kolkman

/s/  Barry J. Murphy*                      Director and Executive Vice
     Barry J. Murphy                       President, Client Service

/s/  Stuart A. Sedlacek*                   Director and Executive Vice
     Stuart A. Sedlacek                    President, Assured Assets

*Signed   pursuant  to  Power  of  Attorney   dated  August  19,   1997,   filed
electronically herewith for IDS Life Insurance Company (IDS Life Account MGA).

By:




____________________________________
Bruce A. Kohn